

Mail Stop 4628

January 8, 2018

Jeff Sagansky
Chief Executive Officer and Chairman
Platinum Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

>   **Re:**   **Platinum Eagle Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed December 22, 2017**
>
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 5, 2018**
>   **File No. 333-222279**

Dear Mr. Sloan:

     We have reviewed your registration statement and amendment thereto and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our August 16, 2017 letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

Our Management Team, page 2

1.   We note your disclosure regarding management's experience with other special purpose acquisition companies and business combinations. Please expand the discussion concerning Global Eagle Entertainment to discuss any major adverse business developments or conditions that would be material to investors in this offering. We note

that the current trading share price of Global Eagle Entertainment is significantly lower than its initial public offering share price. Additionally, according to Commission filings, Global Eagle Entertainment has not filed any quarterly reports for fiscal year 2017.

Use of Proceeds, page 57

2. We note your response to our prior comment 7. Please tell us whether you may issue additional securities entitled to vote with your ordinary shares on pre-business combination matters in addition to the matters you disclosed, such as an amendment to your amended and restated memorandum and articles of association to extend the business combination completion date beyond 24 months from the closing of the offering. As appropriate, please revise the related disclosures on page 57.

Registration Rights, page 101

3. We note the revised disclosures related to your registration rights agreement. Please clarify whether the registration rights agreement will permit any registration statement filed under the Securities Act to become effective during any applicable lock-up period.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 5.1

4. We note counsel's qualification in the penultimate paragraph on page 2 of the form of opinion that the opinions expressed therein that are based on the laws of the State of New York "are limited to the laws generally applicable in transactions of the type covered by the Registration Statement." The above referenced phrase appears to qualify the opinion without describing the limitation. Please have counsel revise the opinion to remove such qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jeff Sagansky
Platinum Eagle Acquisition Corp.
January 8, 2018
Page 3

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Legal Branch Chief
       Office of Natural Resources

cc: Elliott M. Smith, Esq.
       Winston & Strawn LLP